Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2023

Shenzhen, China, August 15, 2023 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights:

•	Total revenues were US$104.3 million, an increase of 33.3% year-over-year.

•	Cloud computing revenues were US$30.7 million, an increase of 8.2% year-over-year.

•	Subscription revenues were US$29.7 million, an increase of 17.0% year-over-year.

•	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$43.9 million, an increase of 79.1% year-over-year.

•	Gross profit was US$45.9 million, an increase of 35.9% year-over-year and gross profit margin was 44.0% in the second quarter of 2023, compared with 43.1% in the same period of 2022.

•	Net income was US$5.0 million in the second quarter of 2023, compared with US$6.0 million in the same period of 2022.

•	Non-GAAP net income was US$8.4 million in the second quarter of 2023, compared with US$9.8 million in the same period of 2022.

•	Diluted earnings per ADS was approximately US$0.08 in the second quarter of 2023, compared with US$0.09 per ADS in the same period of 2022.

“We delivered a strong quarter with a 33.3% year-over-year revenue increase to $104.3 million and a net income of $5.0 million. Our growth was balanced across our business segments, which once again demonstrated our business resilience despite the challenging market conditions.” said Mr. Jinbo Li, Chairman and CEO of Xunlei.“In response to challenges arising from evolving industry environment, we proactively downsized our domestic audio live streaming business in the second quarter of 2023 and may continue to adjust other domestic live streaming services in the third quarter. We anticipate that the downsizing will have an impact on our revenue growth in the upcoming quarters.”

“We intend to accelerate our business development to make up the lost revenues in our domestic audio live streaming business and explore new and exciting opportunities. In doing so, we will leverage our near twenty years of experience in research and development and harness our innovative capabilities. Going forward, we will maintain agility amidst evolving market conditions, capturing growth opportunities to create value for our shareholders.”

Second Quarter 2023 Financial Results

Total Revenues

Total revenues were US$104.3 million, representing an increase of 33.3% year-over-year. The increase in total revenues was mainly attributable to increased revenues generated from our live streaming, subscription and cloud computing businesses.

Revenues from cloud computing were US$30.7 million, representing an increase of 8.2% year-over-year. The increase in cloud computing revenues was mainly due to increased sales of cloud computing hardware devices during this quarter.

Revenues from subscription were US$29.7 million, representing an increase of 17.0% year-over-year. The increase in subscription revenues was mainly due to higher average revenue per subscriber and more subscribers as compared with the same period of 2022.The number of subscribers was 4.72 million as of June 30, 2023, compared with 4.46 million as of June 30, 2022. The average revenue per subscriber for the second quarter of 2023 was RMB42.9, compared with RMB37.8 in the same period of 2022. The higher average revenue per subscriber was mainly due to the continuing increase in the proportion of the users opted for our premium membership.

Revenues from live streaming and other IVAS were US$43.9 million, an increase of 79.1% year-over-year. The increase of live streaming and other IVAS revenues was mainly driven by higher demand for our live streaming services.

Costs of Revenues

Costs of revenues were US$58.1 million, representing 55.7% of our total revenues, compared with US$44.3 million or 56.6% of the total revenues in the same period of 2022. The increased costs of revenues were mainly attributable to increased sales of our live streaming, subscription and cloud computing services and products.

Bandwidth costs, as included in costs of revenues were US$28.9 million, representing 27.7% of our total revenues, compared with US$25.5 million or 32.6% of the total revenues in the same period of 2022. The increase in bandwidth costs was mainly driven by the increased demand for our cloud computing service.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment of handling fees and cloud computing hardware devices.

Gross Profit and Gross Profit Margin

Gross profit for the second quarter of 2023 was US$45.9 million, representing a 35.9% increase from the same period of 2022. Gross profit margin was 44.0% in the second quarter of 2023, compared with 43.1% in the same period of 2022. The increase in gross profit was mainly driven by the increase in gross profit of our live streaming and subscription businesses.

Research and Development Expenses

Research and development expenses for the second quarter of 2023 were US$17.2 million, representing 16.5% of our total revenues, compared with US$16.0 million or 20.4% of our total revenues in the same period of 2022. The increase was primarily due to increased labor costs incurred during this quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2023 were US$15.4 million, representing 14.7% of our total revenues, compared with US$5.0 million or 6.4% of our total revenues in the same period of 2022. The increase was primarily due to more marketing activities as a result of our continued user acquisition efforts.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2023 were US$12.4 million, representing 11.9% of our total revenues, compared with US$12.0 million or 15.4% of our total revenues in the same period of 2022. The increase was primarily due to the increase in depreciation of Xunlei headquarters building as we finished the construction and relocated to the new headquarters in December 2022.

Operating Income

Operating income was US$0.9 million, compared with US$0.7 million in the same period of 2022.

Other Income, Net

Other income, net was US$4.7 million, compared with US$7.0 million in the same period of 2022. The decrease in other income, net was mainly due to less reversal of certain payables due over three years with low payment probability as compared with the same period of 2022.

Net Income and Earnings Per ADS

Net income was US$5.0 million, compared with US$6.0 million in the same period of 2022. Non-GAAP net income was US$8.4 million in the second quarter of 2023, compared with US$9.8 million in the same period of 2022. The decrease in net income and non-GAAP net income was primarily attributable to the decreased other income as discussed above.

Diluted earnings per ADS in the second quarter of 2023 was approximately US$0.08 as compared with US$0.09 in the same period of 2022.

Cash Balance

As of June 30, 2023, the Company had cash, cash equivalents and short-term investments of US$258.5 million, compared with US$258.3 million as of March 31, 2023. The increase in cash, cash equivalents and short-term investments was mainly due to net operating cash inflow during this quarter, partially offset by repayment of a bank loan, spending on share buybacks, and the devaluation of the exchange rate of Chinese RMB against the US Dollars.

Share Repurchase Program

In June 2023, Xunlei announced that its Board of Directors authorized the repurchase of up to $20 million of its shares over the next 12 months. As of June 30, 2023, the Company had spent approximately US$1.0 million on share buybacks under the new share repurchase program.

Guidance for the Third Quarter of 2023

For the third quarter of 2023, Xunlei estimates total revenues to be between US$79 million and US$84 million, and the midpoint of the range represents a quarter-over-quarter decrease of approximately 21.9%. The decline is due to the impact of the downsizing of our domestic live streaming businesses whereas the operations of our subscription and cloud computing businesses are not affected. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Participant Online Registration: https://register.vevent.com/register/BI3ca1ff3cd96e4d7cb12ce31b07131f2f

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/c8hy9ank

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2023	2022
	US$	US$
Assets

Current assets:
Cash and cash equivalents	125,882	177,154
Short-term investments	132,620	83,626
Accounts receivable, net	31,437	29,763
Inventories	1,245	457
Due from related parties	32,220	32,917
Prepayments and other current assets	8,096	8,267
Total current assets	331,500	332,184

Non-current assets:
Restricted cash	7,377	7,654
Long-term investments	30,618	30,811
Deferred tax assets	320	213
Property and equipment, net	58,377	61,734
Intangible assets, net	6,274	6,546
Goodwill	20,414	21,179
Long-term prepayments and other assets	2,172	2,137
Right-of-use assets	1,319	865
Total assets	458,371	463,323

Liabilities
Current liabilities:
Accounts payable	26,617	25,432
Due to related parties	-	1,560
Contract liabilities and deferred income, current portion	37,019	38,967
Lease liabilities	568	283
Income tax payable	4,722	5,586
Accrued liabilities and other payables	44,698	49,438
Short-term loan and current portion of long-term debt	8,154	7,024
Total current liabilities	121,778	128,290

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	947	876
Lease liabilities, non-current portion	566	299
Deferred tax liabilities	582	687
Bank borrowings, non-current portion	21,707	24,750
Total liabilities	145,580	154,902

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 325,047,736 shares outstanding as at December 31, 2022; 375,001,940 issued and 329,182,571 shares outstanding as at June 30, 2023)	82	81
Additional paid-in-capital	483,190	477,495
Accumulated other comprehensive loss	(22,258)	(14,668)
Statutory reserves	7,036	7,036
Treasury shares (49,954,204 shares and 45,819,369 shares as at December 31, 2022 and June 30, 2023, respectively)	11	12
Accumulated deficits	(153,938)	(160,063)
Total Xunlei Limited's shareholders' equity	314,123	309,893
Non-controlling interests	(1,332)	(1,472)
Total liabilities and shareholders' equity	458,371	463,323

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2023	2023	2022
	US$	US$	US$
Revenues, net of rebates and discounts	104,307	99,226	78,271
Business taxes and surcharges	(302)	(314)	(251)
Net revenues	104,005	98,912	78,020
Costs of revenues	(58,140)	(59,315)	(44,282)
Gross profit	45,865	39,597	33,738

Operating expenses
Research and development expenses	(17,175)	(18,046)	(15,978)
Sales and marketing expenses	(15,372)	(9,280)	(5,032)
General and administrative expenses	(12,442)	(11,722)	(12,018)
Credit loss (expenses)/write-back, net	(16)	181	26
Total operating expenses	(45,005)	(38,867)	(33,002)

Operating income	860	730	736
Interest income	1,089	1,049	308
Interest expense	(423)	(430)	(23)
Other income, net	4,699	1,353	6,979
Income before income taxes	6,225	2,702	8,000
Income tax expenses	(1,259)	(1,484)	(2,002)
Net income	4,966	1,218	5,998
Less: net (loss)/income attributable to non-controlling interest	(33)	92	(19)
Net income attributable to common shareholders	4,999	1,126	6,017

Earnings per share for common shares
Basic	0.0153	0.0035	0.0177
Diluted	0.0152	0.0035	0.0177

Earnings per ADS
Basic	0.0765	0.0175	0.0885
Diluted	0.0760	0.0175	0.0885

Weighted average number of common shares used in calculating:
Basic	326,335,266	325,070,439	339,514,188
Diluted	327,853,441	325,635,649	339,624,412

Weighted average number of ADSs used in calculating:
Basic	65,267,053	65,014,088	67,902,838
Diluted	65,570,688	65,127,130	67,924,882

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2023	2022	2022
	US$	US$	US$
GAAP operating income	860	730	736
Share-based compensation expenses	3,480	4,303	3,828
Non-GAAP operating income	4,340	5,033	4,564

GAAP net income	4,966	1,218	5,998
Share-based compensation expenses	3,480	4,303	3,828
Non-GAAP net income	8,446	5,521	9,826

GAAP earnings per share for common shares:
Basic	0.0153	0.0035	0.0177
Diluted	0.0152	0.0035	0.0177

GAAP earnings per ADS:
Basic	0.0765	0.0175	0.0885
Diluted	0.0760	0.0175	0.0885

Non-GAAP earnings per share for common shares:
Basic	0.0260	0.0167	0.0290
Diluted	0.0259	0.0167	0.0290

Non-GAAP earnings per ADS:
Basic	0.1300	0.0835	0.1450
Diluted	0.1295	0.0835	0.1450

Weighted average number of common shares used in calculating:
Basic	326,335,266	325,070,439	339,514,188
Diluted	327,853,441	325,635,649	339,624,412

Weighted average number of ADSs used in calculating:
Basic	65,267,053	65,014,088	67,902,838
Diluted	65,570,688	65,127,130	67,924,882

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com